

August 17, 2015

<u>Via E-mail</u>
Mr. Marco Hon Wai Ku
Chief Financial Officer
Borneo Resource Investments Ltd.
11/F Admiralty Centre, Tower 2
18 Harcourt Road, Admiralty
Hong Kong, China

> **Re:** **Borneo Resource Investments Ltd.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed April 15, 2015**
> **File No. 000-54707**

Mr. Ku:

We issued comments to you on the above captioned filing on April 20, 2015. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by August 31, 2015.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about the engineering comments. Please contact me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Giovanni Caruso